UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 12, 2024

INCYTE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-12400 (Commission File Number)	94-3136539 (I.R.S. Employer Identification No.)

1801 Augustine Cut-Off
Wilmington, DE	19803
(Address of principal executive offices)	(Zip Code)

(302) 498-6700

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value per share	INCY	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On May 12, 2024, Incyte Corporation (the “Company”) entered into a stock purchase agreement (the “Purchase Agreement”) with Julian C. Baker, a member of the Company’s board of directors, Felix J. Baker, and entities affiliated with Julian C. and Felix J. Baker, including funds advised by Baker Bros. Advisors LP (collectively, the “Baker Entities”). The Baker Entities, in the aggregate, own 36,833,933 shares of the Company’s common stock, representing in the aggregate beneficial ownership of approximately 16.4% of the Company’s issued and outstanding shares as of May 9, 2024. Under the Purchase Agreement, the Baker Entities have severally agreed not to tender or sell any shares in a $1.672 billion modified “Dutch auction” tender offer the Company will commence today, May 13, 2024 (the “Offer”) and instead have agreed to sell to the Company, following completion of the Offer, a pro rata number of shares based on the number of shares that the Company purchase in the Offer such that the Baker Entities’ aggregate percentage ownership in the Company will be substantially equal to the Baker Entities’ current levels (the “Baker Entities Purchase”). Specifically, the Baker Entities will sell to the Company a number of shares equal to the total number of shares held by the Baker Entities as of May 9, 2024, multiplied by the quotient of the total number of shares acquired by the Company in the Offer and the total number of the Company’s outstanding shares as of May 9, 2024, exclusive of shares held by the Baker Entities, at a purchase price per share equal to the purchase price paid by the Company in the Offer. The Purchase Agreement also provides that the Company shall not reduce the price range or aggregate consideration to be paid in the Offer without the Baker Entities’ prior written consent. The Purchase Agreement was approved by the Audit and Finance Committee of the Company’s Board of Directors. The Baker Entities Purchase is expected to occur on the 11th business day following the expiration time of the Offer. The closing of the Baker Entities Purchase is subject to the completion of the Offer and other customary conditions set forth in the Purchase Agreement. Assuming that the Offer is fully subscribed, the aggregate purchase price for the shares purchased pursuant to the Purchase Agreement is anticipated to be approximately $328.0 million.

The foregoing description of the Purchase Agreement is a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On May 13, 2024, the Company issued a press release announcing the commencement of the Offer and the Baker Entities Purchase. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

10.1	Stock Purchase Agreement, dated as of May 12, 2024, between the Company and the persons listed in Schedule I thereto.

99.1	Press release issued by the Company on May 13, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2024

INCYTE CORPORATION

By:	/s/ Sheila A. Denton
Sheila A. Denton
Executive Vice President and General Counsel

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